

Mail Stop 3030

September 23, 2015

Via E-mail
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver,
British Columbia, Canada V6P 6G2

> **Re: Westport Innovations Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 9, 2015**
> **Amendment No. 1 to Form 40-F for the**
> ** Fiscal Year Ended December 31, 2014**
> **Filed July 23, 2015**
> **File No. 001-34152**

Dear Mr. Demers:

We have reviewed your September 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2015 letter.

Amendment No. 1 to Form 40-F for the Fiscal Year ended December 31, 2014

Exhibit 99.2

Report of Independent Registered Public Accounting Firm

1.   We note your response to prior comment 1. Please address the following:

- Please clarify for us whether your auditors undertook any inquiry or carried out any auditing procedures relating to your financial statements after March 9, 2015 as a result of the errors noted in the financial statements of the equity investee.

- Given the change in management's conclusion on the effectiveness of the company's internal control over financial reporting subsequent to the original date of the auditors' report on the financial statements and the resulting reissuance, dual-dating and change in the audit firm's opinion on the company's internal control over financial reporting, please tell us how your auditors were able to conclude that the company's financial statements did not need to be revised without undertaking inquiry or procedures. Refer to paragraph 6 of PCAOB AU Section 530.

2. Notwithstanding the above comment, we note that the accounting firm's attestation report on internal controls over financial reporting may be confusing to investors since the report refers to the firm having issued a dual dated opinion on the financial statements. The last paragraph says, "…..our report dated March 9, 2015 (July 23, 2015 as to the effects of the material weakness described in Management's Report on Internal Control over Financial Reporting (revised)) expressed an unmodified opinion on those financial statements." Please amend the Form 40-F to include an audit report on internal controls over financial reporting that refers to the correct date of the audit report issued on your financial statements.

3. We note your response to prior comment 2. Given that the audit of your financial statements was conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), it unclear why you did not also provide a reference to an unqualified opinion under AU 508.10. We note that an "unmodified opinion" is not a term defined or used in the standards of the PCAOB. Please have your auditor revise its report in future filings, including any amendments to this filing, to clarify that its opinion on your financial statements was also unqualified.

    You may contact Eric Atallah at (202) 551-3663, or, Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery